Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda Madrid España
T +34 915 81 11 00 - F +34 915 81 11 34

SEC
Mail Processing
Section

JUN 15 2009

Washington, DC
121

MAPFRE

Madrid, 12 May 2009

09046381

SUPPL

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

dlw 6/24

RELEVANT FACT

Pursuant to Article 82 of the Securities Market Law, notice is hereby given that the Board of Directors of MAPFRE, in its meeting held the 4th February 2009, has resolved to propose to the Annual General Meeting of Shareholders which is expected to be held next 7th March the payment of a total dividend of €0.15 gross per share, of which €0.07 gross has already paid as an interim dividend.

Furthermore, the Board of Directors has likewise resolved to submit for the approval of the General Meeting the following proposed resolutions:

- Approval of the individual and consolidated Annual Accounts for financial year 2008, as well as the distribution of results.

- Approval of the Board of Directors' management during financial year 2008.

- To renew the appointment of the members of the Board of Directors for a further period of four years.

- To authorise the Board of Directors to increase the share capital of the Company in accordance with the provisions of article 153 of the Companies Act.

- To authorise the Board of Directors in order that the Company may, directly or through its subsidiary companies, acquire treasury stock.

- Report on the remuneration policy for Directors.

- To renew the appointment of the Auditors.

All information concerning the holding of the Annual General Meeting of Shareholders is accessible on the webpage www.mapfre.com.

MAPFRE

RELEVANT FACT

Notice is hereby given to the CNMV that the Board of Director of MAPFRE, S.A. has approved a dividend reinvestment plan in newly issued shares, under the terms exposed in the document of the said plan attached below.

Madrid, 20 February 2009

MAPFRE

DIVIDEND REINVESTMENT PLAN IN NEWLY ISSUED SHARES

On 4 February 2009, The Board of Directors of MAPFRE, S.A. agreed to call all Shareholders to an Ordinary General Meeting to be held on 7 March 2009, with the following proposed resolution, amongst others:

> "Approval of the distribution of earnings proposed by the Board of Directors, and therefore to distribute a total dividend of 0.15 euros gross per share to shares numbers 1 to 2,676,851,956, each inclusive, and of 0.08 euros gross per share to shares numbers 2,676,851,957 to 2,744,832,287 each inclusive. Part of this dividend, in the sum of 0.07 euros gross per share, was anticipated to shares numbers 1 to 2,676,851,956 by way of a resolution of the Board of Directors approved on 29 October 2008, and the rest, up to the total agreed, i.e. 0.08 euros gross per share to all shares, numbers 1 to 2,744,832,287, each inclusive, shall be paid as from 2 April 2009."

Likewise, The Board of Directors of the Company has approved a dividend reinvestment plan of said dividend by means of the subscription of newly issued shares, under the following terms:

Reinvestment of dividends

The reinvestment of the foreseen final dividend against the 2008 aforementioned results shall take place by means of the appropriate capital increase, to which will be eligible all shareholders of the Company at the closing of the market on the day prior to the payment of said final dividend who does not sell his/her rights .

Said shareholders will be eligible to reinvest up to 82% of the gross dividend corresponding to the shares they own, in new shares of the Company, issued under the terms exposed in the following section.

Said percentage is the result of applying a withholding tax of 18%, and provides an equitable treatment to shareholders, as well as the maintenance of their participation percentage in the share capital.

Capital increase

In order to implement the dividend reinvestment plan, the Board of Directors, pursuant to the authorization conferred by the General Meeting on 8th March 2008, agreed to increase the share capital in corresponding amount to the payment of the final dividend for a maximum total amount, including the issuance premium, of 179,742,243.31 Euros.

The issuance price of the new shares (2,030%) corresponds to the volume weighted average of MAPFRE's shares for those transactions undertaken on 19th February 2009.

The new shares to be issued shall grant its owners the same political and economical rights to shares currently in circulation.

It will be requested the admission for listing to the Madrid and Barcelona Stock Exchanges of the new Company shares issued as a result of the capital increase.

Reinvestment Procedure

Shareholders shall give instructions to his/her Custodian bank where the shares are deposited for its subscription/reinvestment within the subscription period of the newly issued shares.

CARTERA MAPFRE, the main shareholder of MAPFRE, S.A, will inform the CNMV about its intention to subscribe its share of the capital increase.

****

For the execution of the dividend reinvestment plan exposed above, the Board of Directors has resolved to:

1. Approve the reinvestment plan for the foreseen final dividend against 2008 results into newly issued shares as a result of the capital increase described under the following resolution.

2. Increase the share capital, in exercise of the authorisation granted in General Meeting on 8th March 2008, in the amount of 8,854,297.70 Euros, by means of the issuance and circulation of 88,542,977 ordinary shares, of 0.10 Euros par value each, of the same class and series as before, numbered consecutively 2,744,832,288 to 2,833,375,264, each inclusive, whose subscription and payment shall take place in the following terms:

   a) Shares will be issued at 2.030%, that is, at 2.03 Euros each, 0.10 of which corresponds to nominal value and the remainder, 1.93 Euros to legal reserves, until said reserves reach 20% of the share capital; the excess over such amount shall be added to voluntary reserves.

   b) New shares shall be paid in full at the moment of its subscription in cash.

   c) The new shares will participate in the results which will be distributed form 15th April 2009 onwards.

   d) Existing shareholders shall have pre-emptive rights for the subscription of the newly issued shares as stated in the Companies Act; the period for pre-emption rights encompasses the 15 days after the rights offering is announced on the official news board of the Mercantile Register (Boletín Oficial del Registro Mercantil); in order to subscribe for one new share, he/she must be in possession of at least 31 old shares.

   e) If, once the period for pre-emption rights is finalised, the shares corresponding to the foreseen capital increase were not subscribed and paid-up in full, the share capital shall be increased in the actual subscription amount.

* * * * * * * * * * * * * *

RELEVANT FACT

Complementary to the Relevant Fact published on 5th February 2009, relating to the proposals which the MAPFRE Board of Directors have agreed to submit to the General Shareholders' Meeting, to be held on 7th March, notice is hereby given that, in compliance with Article 116 bis of the Securities Markets Law, the following information has been incorporated to the MAPFRE S.A. Management Report :

a) The share capital is represented by 2,744,832,287 fully subscribed and paid-in shares of a single class, each with a par value of 0.10 euros. All the shares confer the same voting and economic rights and are listed on the Madrid and Barcelona stock exchanges on the electronic market.

b) There are no share transfer restrictions.

c) The MAPFRE FOUNDATION directly owns 0.35% of the share capital of MAPFRE, S.A., and indirectly owns 63.58%. Therefore its overall shareholding amounts to 63.93%.

   The indirect shareholding consists in the direct shareholdings held by CARTERA MAPFRE, S.L. (63.56%) and INSTITUTO TECNOLÓGICO DE SEGURIDAD MAPFRE, S.A. (0.02%), and both of these companies are fully owned by the Foundation.

d) CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID has an indirect shareholding of 15%, through the company CAJA MADRID CIBELES S.A., which it fully owns.

e) There are no restrictions on voting rights.

f) On 5th February 2008, CARTERA MAPFRE and CAJA MADRID signed a shareholders' agreement that will be deposited at the Mercantile Registry and will be made public pursuant to current regulations.

g) The rules applicable to the appointment and replacement of the Board members, in addition to the general rules stipulated in current regulations, are set forth in articles 14 and 16 of the Corporate Bylaws, in chapters II and III of the Code of Good Governance of MAPFRE and in articles 3 to 9 of the Regulations of the Board of Directors.

Regarding the amendment of the Corporate Bylaws, in addition to the rules in force in general, it must be stated that, pursuant to the provisions of article 25 of the Corporate Bylaws, the statutory provisions set forth under Title IV "Protection of the General Interest of the Company" (articles 25 to 30) may only be amended by a resolution of an Extraordinary General Meeting called for this purpose, approved with the votes in favour of more than fifty per cent of the share capital.

h) The company's executive directors have been granted general powers of attorney in accordance with their managerial duties, these powers having been previously listed in the "List of Powers for General Powers of Attorney" approved by the Board of Directors and fully registered at the Madrid Mercantile Registry, where full detail of each of the representatives and their specific powers are also listed.

The individual members of the Board of Directors are not empowered to issue or buy back the company's shares.

i) No formalized agreements exist that will enter into force, be modified or conclude in the event of a change of control of the company as a result of a takeover bid.

j) No agreements exist between the company and its board members, management officials or employees that stipulate indemnities when the latter resign or if the employment relationship comes to an end as a result of a takeover bid. Compensation for unjustified dismissal is established by referral to article 56, 1, a) of the Workers' Statute.

Madrid, 3rd March 2009

MAPFRE

RELEVANT FACT

Notice is hereby given to the CNMV that the General Shareholders' Meeting of MAPFRE S.A. held on 7th March 2009 on first call, has resolved to:

- Approve the individual and consolidated Annual Accounts for financial year 2008.

- Approve the Board of Directors' management during financial year 2008.

- Re-elect, for a new four-year period, the director Mr. Santiago Gayarre Bermejo.

- Approve the distribution of earnings proposed by the Board of Directors, and therefore distribute a total dividend of 0.15 euros gross per share to shares numbers 1 to 2,676,851,956 each inclusive, and of 0.08 euros gross per share to shares numbers 2,676,851,957 to 2,744,832,287, each inclusive. Part of this dividend, in the sum of 0.07 euros gross per share, was anticipated to shares numbers 1 to 2,676,851,956 by way of a resolution of the Board of Directors approved on 29 October 2008, and the rest, up to the total agreed, i.e. 0.08 euros gross per share to all shares, numbers 1 to 2,744,832,287, each inclusive, shall be paid as from 2 April 2009.

- Authorize the Board of Directors so that it may, in accordance with the provisions of Article 153 of the Restated Version of the Companies Act, during the five years following the date of this resolution, increase the share capital one or more times up to a maximum of 137,241,614.35 euros, equivalent to 50% of the share capital.

- Apply for permission for the shares issued by the company as a result of the capital increases carried out by the Board of Directors in exercise of the authorization set forth in the above resolution to be listed on the Stock Exchange.

- Authorize the Board of Directors so that, in accordance with the provisions of Article 75 and concurrent articles of the Restated Version of the Companies Act, the Company may, directly or through its subsidiaries, acquire its own issued shares, provided that the par value of said shares, in addition to the ones that the Company and its subsidiaries might hold, does not exceed 5% of MAPFRE S.A.'s share capital. Said agreement will last for 18 months following the date of this resolution.

- Counter-sign the Report on the remuneration policy for directors, which is submitted before the General Meeting for consultative purposes.

- Extend the appointment of the firm Ernst & Young, S.L. as the Company's Accounts Auditors.

Madrid, 11 March 2009

MAPFRE

RELEVANT FACT

In addition to the relevant fact published on 20 February 2009 (# 104,199) regarding the capital increase agreed by the Board of Directors on 19 February 2009 in connection to the Dividend Reinvestment Plan, notice is hereby given that, in light of the evolution of MAPFRE's share price since the said agreement, the Board of Directors has agreed on 10 March 2009 to change the issuance price of new shares, hence modifying the number of shares to be issued and the amount of the share capital increase.

As per said agreement, the share capital will be increased in the amount of 12,476,510.30 Euros, by means of the issuance and circulation of 124,765,103 ordinary shares, of 0.10 Euros par value each, of the same class and series as before. The new shares will be issued at 1,410%, that is, at 1.41 Euros each, 0.10 Euros of which corresponds to nominal value and the remainder, 1.31 Euros to the issuance premium.

Existing shareholders shall have pre-emptive rights for the subscription of the newly issued shares; the period for pre-emption rights encompasses the 15 days after the rights offering is announced on the official news board of the Mercantile Register (Boletín Oficial del Registro Mercantil); in order to subscribe for one new share, he/she must be in possession of at least 22 old shares.

The remaining terms and conditions of the capital increase do not change, thus new shares shall be paid in full at the moment of its subscription in cash, and will participate in the results which will be distributed form 15 April 2009 onwards. If, once the period for pre-emption rights is finalised, the shares corresponding to the foreseen capital increase were not subscribed and paid-up in full, the share capital shall be increased in the actual subscription amount.

Madrid, 11 March 2009

PRESS RELEASE

MAPFRE

MAPFRE AGAIN CONCLUDES SUCCESFULLY ITS DIVIDEND REINVESTMENT PLAN

The capital increase has been subscribed on a 95.04%

MAPFRE has successfully concluded the capital increase approved by the Board of Directors on March 10th 2009, specifically designed to offer shareholders the possibility of reinvesting the final dividend 2008 in newly issued shares of the company.

The capital increase adds €167,19 million to the shareholders' equity of the company.

Once this transaction is concluded, the number of outstanding shares of MAPFRE is 2.863.410.355.

.

April 13th 2009, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com)

RELEVANT FACT

Notice is hereby given to the CNMV that MAPFRE, S.A. has undertaken a partial repayment, amounting to €550 million, of the syndicated bridge loan totalling €1,000 million, which was taken out to acquire the US insurance company THE COMMERCE GROUP, with repayment due in December 2009.

The repayment has been carried out using available excess cash and medium and long term credit lines.

As a result, the outstanding balance on said syndicated bridge loan amounts to €450 million, which is foreseen to be repaid in its entirety at the due date, with budgeted cash flows and available excess cash.

Madrid, 16th April 2009

RELEVANT FACT

Pursuant to the requirements of article 82 of the Securities Markets Law, notice is hereby given that on 28th April 2009, the National Commission for the Securities Markets (CNMV) has verified that the requirements have been met for the admission to listing of the ONE HUNDRED AND EIGHTEEN MILLION, FIVE HUNDRED AND SEVENTY EIGHT THOUSAND, AND SIXTY EIGHT (118,578,068) shares issued in connection to the capital increase approved by the Board of Directors in the meeting held on 10th March 2009. Furthermore, the Madrid Stock Exchange (Sociedad Rectora de la Bolsa de Madrid) expects to approve today the admission to listing of the shares referred to above, which will commence to trade on the Madrid and Barcelona Stock Exchanges and on the Spanish Stock Market Interconnection System (Continuous Market) tomorrow, 30th April 2009. The closing price of MAPFRE's shares as at 9th March 2009, the date prior to the approval of the capital increase, was €1.42. The closing price at yesterday's session was €2.03 euros.

Madrid, 29th April 2009

MAPFRE

MAPFRE REACHED A NET RESULT OF €287 MILLION IN THE FIRST QUARTER OF 2009, AN INCREASE OF 0.2%

REVENUES EXCEEDED €5,412 MILLION, AN 8.7% INCREASE OVER THE PREVIOUS YEAR AND PREMIUMS GREW 11.1%

- **Professionalism in underwriting and investments are the key for a management that succeeded in increasing its recurrent result by 16.3%, and achieving a slight growth of its reported result, in spite of the larger extraordinary results accounted for in the first quarter of 2008.**

- **The Group's solid international presence allows a continued growth in prominence despite the recession in the insurance sector in Spain. Revenues grew by 8.7% and premiums by 11.1%.**

- **The Group has reinforced its solvency, increasing its equity by €266 million since the end of 2008. Its debt has been reduced by €628 million in the last nine months.**

MAPFRE has published today its first quarter 2009 results, which reached €287 million, an increase of 0.2% with respect the same period last year. Its business model, based on a rigorous underwriting policy, prudent investment management and diversification of its businesses and markets, have allowed to achieve a similar net result to that from the previous year, regardless of the important extraordinary results obtained in the first quarter of 2008 due to the reorganization of its alliance with CAJA MADRID. The recurrent result, without extraordinaries, has increased by 16.3%.

The Group has also reached a satisfactory increase in its business volume (premiums have increased by 11.1% and total revenues by 8.7%), thanks to its international presence and the COMMERCE GROUP (USA) acquisition in June 2008.

The favourable results has allowed to increase its equity by €266 million (including the effect of the reinvestment of most of the 2008 final dividend), and the early

payment of €550 million of the bridge loan (€1,000 million) used to acquire THE COMMERCE GROUP. As a result of these operations the Group has reduced its debt in more than €628 million in the last nine months. Management has confirmed that it is expected that the remaining €450 million will be repaid at the due date using available excess cash and with no need of refinancing.

Business performance in Spain:

In Spain, total premiums amounted to €2,635 million, representing a 5.7% decline, mainly due to the timing differences in the execution of a Life insurance campaign through CAJA MADRID's network.

- Premiums at MAPFRE FAMILIAR reached €1,576.4 million, a 1% decline versus the first quarter 2008. The positive performance of Homeowner and Health premiums have compensated the decline in Motor insurance premiums, as a result of the significant reduction in the sale of vehicles and the alignment of tariffs to the favourable evolution of the loss ratio. MAPFRE FAMILIAR has improved its profitability, achieving a 1 percentage point reduction in its combined ratio, to an excellent 89.5%.

- Premiums for Life and Savings products have declined 20.2% compared to the first quarter of 2008 due to timing differences in the execution of sales campaigns in CAJA MADRID's network; premiums distributed through MAPFRE's own network have increased 2.4%; funds under management in Life and Saving products have reached €21,329.6 million, with a 10.1% increase in the volume of pension funds and 1.4% rise in life mathematical reserves.

- Premiums at MAPFRE EMPRESAS (€475 million) rose 0.6% with respect to the previous year, thanks to the good performance of the Global Risks line and the rise in tariffs in the Credit line, which have mitigated the slowdown in domestic business.

MAPFRE

Business performance abroad:

MAPFRE's focus on international expansion has currently resulted in 44% of the Group's total premiums are generated abroad. Premiums in the business abroad have reached €2,098.5 million, with an important growth also of 44%.

- MAPFRE AMERICA's premiums have exceeded €1,000 million, a 25.8% increase, reflecting the excellent business performance in Argentina, Brazil, Colombia and Venezuela, especially in the Motor, Health and Life Assurance lines.

- Premiums at the International Operating Unit, which already reflect the consolidation of COMMERCE, amounted to €476.7 million versus €135.4 million in the first three months of 2008.

- MAPFRE RE recorded premiums of almost €520 million, an 18.5% increase, reflecting the success of the latest renewal campaigns and the winning of new business.

- MAPFRE ASISTENCIA achieved premiums and revenues from the sale of services of €131.3 million, a 13.0% increase over the same period in the previous year.

Madrid, 12th May 2009.

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com

MAPFRE

MAIN CONSOLIDATED FIGURES

Results	Million € 3M 2008	Million € 3M 2007	% Var. 08 / 07
GROSS WRITTEN AND ACCEPTED PREMIUMS	**4,501.9**	**4,052.4**	**11.1%**
Non-life	3,656.5	3.137.1	16.6%
Life	845.4	915.3	-7.6%
NET RESULT	**5,412.1**	**4.979.1**	**8.7%**
RESULTS BEFORE TAX AND MINORITY INTERESTS	**438.9**	**504.9**	**-13.1%**
RESULTS AFTER TAX AND MINORITY INTERESTS	**287.0**	**286.3**	**0.2%**
EARNINGS PER SHARE (euro cents)	**10.5**	**10.7**	**-2.0%**

Balance Sheet	Million € 3M 2008	Million € 3M 2007	% Var. 08 / 07
TOTAL ASSETS	**43,029.7**	**38,371.5**	**12.1%**
MANAGED SAVINGS (1)	**22,662.0**	**23,358.4**	**-3.0%**
SHAREHOLDERS' EQUITY	**4,966.3**	**4,003.5**	**24.0%**

(1) Includes: Life technical reserves, mutual and pension funds

MAIN FIGURES BY UNITS

Written and accepted premiums	Million € 3M 2008	Million € 3M 2007	% Var. 08 / 07
MAPFRE FAMILIAR	**1,576.4**	**1,591.8**	**-1.0%**
MAPFRE VIDA	**583.7**	**731.0**	**-20.2%**
MAPFRE EMPRESAS	**474.9**	**471.9**	**0.6%**
TOTAL DOMESTIC BUSINESS	**2,635.0**	**2,794.7**	**-5.7%**
INT'L DIRECT INSURANCE DIVISION	**1,480.2**	**933.1**	**58.6%**
MAPFRE AMÉRICA	1,003.5	797.7	25.8%
MAPFRE INTERNACIONAL (2)	476.7	135.4	252.0%
MAPFRE RE	**519.7**	**438.6**	**18.5%**
MAPFRE ASISTENCIA	**98.6**	**85.3**	**15.6%**
TOTAL INTERNATIONAL BUSINESS	**2,098.5**	**1,457.0**	**44.0%**

(2) Includes: USA, Portugal, Turkey and Philippines

Net Results	Million € 3M 2008	Million € 3M 2007	% Var. 08 / 07
MAPFRE FAMILIAR	**131.1**	**131.0**	**0.1%**
MAPFRE VIDA	**35.4**	**70.6**	**-49.9%**
MAPFRE EMPRESAS	**33.8**	**37.0**	**-8.6%**
TOTAL DOMESTIC BUSINESS	**200.3**	**238.6**	**-16.1%**
INT'L DIRECT INSURANCE DIVISION	**49.6**	**36.2**	**37.0%**
MAPFRE AMÉRICA	28.9	19.3	49.7%
MAPFRE INTERNACIONAL (2)	20.7	16.9	22.2%
MAPFRE RE	**29.0**	**25.1**	**15.5%**
MAPFRE ASISTENCIA	**2.9**	**4.1**	**-29.3%**
TOTAL INTERNATIONAL BUSINESS	**81.5**	**65.4**	**24.6%**

First quarter results 2009
Presentation for investors and analysts



12th May 2009

MAPFRE

Nº 2009 - 02

MAPFRE

- **Key highlights**
- Consolidated financial information
- Business development
- Appendix
- Financial supplement
- Contacts

MAPFRE

Summary

Performance in the first quarter of the year has been driven by the development of the international business and the solid technical results

Revenues	5,412.1	+8.7%
Premiums	4,501.9	+11.1%
Funds under management	22,662.0	-3.0%
Non-life combined ratio	94.2%	+1.7p.p.

Million Euros

Have resulted in ...

A net result of €287 million (+0.2%) → **EPS of €10.46 cents (-2%)[1]**

1) Growth compared to EPS in 3M 2008, adjusted for the capital increases undertaken in 2008

Highlights of the results

MAPFRE

Capital generation of €885.4 million since 31.3.08 and of €266.1 million since year-end 2008(1)

Growing contribution from the international businesses

Includes the results of THE COMMERCE GROUP and the Life and Pensions businesses of CAJA DUERO(2)

The combined ratio remains at excellent levels, despite intense pressure on prices

Reduction of debt by €628.2 million since the acquisition of THE COMMERCE GROUP (€255.7 million versus year-end 2008)(3)

1) Change in equity as at 31.3.09 (€98.9 million, which includes the dividend of €219.6 million paid on 2nd April 2009) + the amount reinvested in new shares (€167.2 million)
2) Companies consolidated since 31.5.08 and 1.7.08, respectively
3) Figures as at 30.4.2009

Events after the close of the first quarter 2009: Strengthening of financial position

MAPFRE

The Scrip Dividend again concludes successfully

- Successful conclusion of the capital increase carried out specifically to offer shareholders the possibility of reinvesting the final dividend, paid against 2008 results
- The level of acceptance reached 95%, with over 118.5 million new shares subscribed for, amounting to €167.2 million, which began trading on 30th April 2009(1)
- The two capital increases carried out for the reinvestment of dividends paid against 2008 results have increased shareholders' equity by €317.4 million

Continued debt reduction

- €550 million of the bridge loan used to acquire THE COMMERCE GROUP, have been repaid
- For this purpose MAPFRE has drawn on €82 million of internally generated cash, €300 million of the syndicated revolving facility due in 2014 and €168 million from new bilateral credit lines with maturities up to 2012.
- The remaining €450 million will be repaid at the due date, using cash flow generated during the year and available excess cash

1) After the conclusion of this operation the number of shares outstanding amounts to 2,863,410,355 (2,744,832,287 as at 31.12.08)

Growth of ordinary results

MAPFRE

Attributable result


Recurrent
Extraordinary items
286.3
+0.2%
287.0
71.9
37.7
+16.3%
Reorganisation of the alliance with CAJA MADRID
Partial buyback of subordinated debt
214.4
249.3
3M 2008
3M 2009
Million Euros

Earnings per share


Recurrent
Extraordinary items
12.58
3.16
9.42
10.67
2.68
7.99
-2.0%
+13.6%
10.46
1.38
9.08
3M 2008 reported
3M 2008 adjusted for capital increases
3M 2009
Euro cents

MAPFRE delivers and continues reducing significantly its leverage

MAPFRE

Debt as at 30.4.09

	30.6.08	31.12.08	30.4.09	Change since Dec-08
Bridge loan -12/2009	1,000.0	1,002.0	450.0	-552.0
Senior debt MAPFRE S.A. - 07/2011	295.8	286.8	290.5	3.7
Senior debt COMMERCE - 12/2013	189.6	176.4	172.4	-4.0
Syndicated credit facility - 06/2014	500.0	200.0	500.0	300.0
Subordinated debt - 07/2017	746.6	713.4	619.7	-93.7 (1)
Bilateral loans	---	---	168.0	168.0
Operating debt from subsidiaries	685.0	665.9	588.2	-77.7
TOTAL FINANCIAL & SUBORDINATED DEBT	3,417.0	3,044.5	2,788.8	-255.7
	-628.2 (30.6.08 → 30.4.09)			
EQUITY/DEBT	**1.63x**	**1.88x**	**2.15x** (2)	

Million Euros

1) Includes both the partial buyback (€98.6 million) and the accrued interests (€4.9 million)
2) Ratio based on the equity as at 31.3.09, adjusted by the capital increase carried out for the Scrip Dividend plan

Key figures

MAPFRE

	3M 2009	3M 2008	% 09/08
Results			
Gross written and accepted premiums	**4,501.9**	4,052.4	11.1%
- Non-life	**3,656.5**	3,137.1	16.6%
- Life	**845.4**	915.3	-7.6%
Net result, group share	**287.0**	286.3	0.2%
Earnings per share (Euro cents)	**10.46**	10.67	-2.0%
Balance sheet			
Total assets	**43,029.7**	38,371.5	12.1%
Managed savings[1]	**22,662.0**	23,358.4	-3.0%
Shareholders' equity	**4,966.3**	4,003.5	24.0%
Financial debt	**3,170.8**	1,641.3	93.2%
Ratios			
Non-life loss ratio[2]	**70.5%**	69.5%	
Non-life expense ratio[2]	**23.7%**	23.0%	
Non-life combined ratio[2]	**94.2%**	92.5%	
Life assurance expense ratio[3]	**1.0%**	0.9%	
ROE[4]	**20.1%**	21.2%	
Employees	**34,483**	**30,767**	**12.1%**

Million Euros

1) Includes: Life technical reserves, mutual and pension funds
2) Ratios calculated over net premiums earned
3) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA
4) In this document the quarterly ROE is calculated by dividing the sum of the net profits for the last four quarters, by the average equity at the beginning and the end of the period

- Key highlights
- **Consolidated financial information**
- Business development
- Appendix
- Financial supplement
- Contacts

MAPFRE

Premiums growth is driven by the international businesses …

Premiums(1)



Reinsurance
11.0%
Non-Life
(Spain)
43.4%
Life
(Abroad)
5.0%
Life (Spain)
12.3%
Non-Life (Abroad)
28.3%

1) Aggregate figures

Contribution to consolidated results (%)

Segment	%	
Non Life Spain	57.5	Non Life 70.3
Non Life Abroad	12.8	
Life Spain	12.3	Life 15.8
Life Abroad	3.5	
Reinsurance	9.2	
Other / Consolidation adjustments	4.7	

... which becomes the Group's growth engine

MAPFRE

Change in premiums
€ million


INTERNATIONAL OP. UNIT
341.3
MAPFRE AMÉRICA
205.8
MAPFRE RE
81.1
MAPFRE ASISTENCIA(1)
15.1
MAPFRE EMPRESAS(2)
3.0
-15.4
MAPFRE FAMILIAR(2)
-147.3
LIFE ASSURANCE OP. UNIT

	Premiums € Mn.	Premiums % Var.
INTERNATIONAL OP. UNIT	476.7	+252.0%
MAPFRE AMÉRICA	1,003.5	+25.8%
MAPFRE RE	519.7	+18.5%
MAPFRE ASISTENCIA[1]	131.3	+13.0%
MAPFRE EMPRESAS[2]	474.9	+0.6%
MAPFRE FAMILIAR[2]	1,576.4	-1.0%
LIFE ASSURANCE OP. UNIT	583.7	-20.2%

1) Revenues from premiums and services
2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS

Breakdown of premiums by distribution channel in Spain

MAPFRE

Agents and other channels(1)



1,977.3
2,313.8
336.5
-4.7%
-0.3%
-0.9%
LIFE
NON-LIFE
TOTAL

Bank channel(1)



74.0
321.2
247.2
-34.6%
-9.0%
-30.0%
LIFE
NON-LIFE
TOTAL

Million Euros

1) Gross written and accepted premiums

Excellent combined ratios

Change in Non-life underwriting result
€ million



MAPFRE FAMILIAR(1)
9.7
MAPFRE AMÉRICA
3.2
MAPFRE ASISTENCIA
0.0
-0.5
INTERNATIONAL OP. UNIT
-7.2
MAPFRE RE
-7.4
MAPFRE EMPRESAS(1)

Non-life combined ratio (%)

	3M09	3M08
MAPFRE FAMILIAR[1]	89.5	90.4
MAPFRE AMÉRICA	101.4	102.5
MAPFRE ASISTENCIA	93.7	92.6
INTERNATIONAL OP. UNIT	99.5	96.2
MAPFRE RE	94.9	91.2
MAPFRE EMPRESAS[1]	85.1	81.3

1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS

Development of Non-life insurance results

Non-life Account

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	3,656.5	3,137.1	16.6%
Underwriting result	148.2	153.9	-3.7%
Net financial and other non-technical income	185.6	183.6	1.1%
Result of Non-life business	333.8	337.5	-1.1%
Loss ratio(1)	70.5%	69.5%	
Expense ratio(1)	23.7%	23.0%	
Combined ratio(1)	94.2%	92.5%	

Million Euros

1) Ratios as a % of net premiums earned
2) Before taxes and minority interests

Key points

- Premiums growth reflects:
  - the impact on the Spanish Motor insurance segment of the reduction in car sales, the intense competition and the greater weight of policies with simpler covers
  - the strong performance of the Property and Health lines in Spain
  - the solid growth in Latin America
  - the integration of THE COMMERCE GROUP
- The increase in the combined ratio reflects:
  - larger acquisition costs at MAPFRE EMPRESAS, partially mitigated by the reduction in the cost ratio at MAPFRE AMERICA
  - the impact of storms in Europe on the loss experience at MAPFRE RE
  - the integration of THE COMMERCE GROUP. Excluding this effect, the combined ratio would have been 93.4%
- Realisation gains of €26.6 million(2) versus €27 million in 3M 2008

Development of Life assurance results

MAPFRE

Life Account

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	845.4	915.3	-7.6%
Underwriting and financial result	89.9	104.2	-13.7%
Unrealised result from Unit-Linked products(1)	-5.8	-9.2	-37.0%
Result of Life business	84.1	95.0	-11.5%

Million Euros

1) This has a neutral impact on results, since it is compensated by a variation of equal amount and opposing sign in technical reserves

Key points

- Premiums development reflects:
  - timing differences in the sales campaigns of CAJA MADRID, which in 2008 were undertaken in the first quarter
  - improved sales of PPAs (Assured Pension Plans)
  - a lower volume of large corporate operations
  - the growth of the international business
- The integration of UNION DUERO VIDA and DUERO PENSIONES
- Non-recurrent gains of €32.6 million in the first quarter of 2008, arising from the reorganisation of the structure of the strategic alliance with CAJA MADRID

Development of results from Other Business Activities

MAPFRE

Other Business Activities[1]

	3M 2009	3M 2008	% 09/08
Operating revenues	117.4	147.0	-20.1%
Operating expenses	-116.1	-131.6	-11.8%
Net financial income	26.1	53.2	-50.9%
Results from minority interests	-4.6	3.9	---
Other net revenues	-1.8	-0.1	---
Results from Other Business Activities	21.0	72.4	---

Million Euros

Key points

- Contraction of revenues in non-insurance subsidiaries and affiliates as a result of the economic crisis
- Increase in financial expenses due to the interest paid on syndicated loans drawn down in June 2008
- Gain of €53.8 million[2] from a partial buyback of subordinated debt
- 3M 2008 figures include gains of €72.4 million[2] arising from the reorganisation of the structure of the strategic alliance with CAJA MADRID

1) "Other Business Activities" include the non-insurance activities of the Group undertaken by the insurance subsidiaries, as well as by other subsidiaries. It also includes the activities of the holding company MAPFRE S.A.
2) Before taxes and minority interests

Key operating figures


Change in net results
€ million
Net results
€ Mn. % Var.
MAPFRE AMÉRICA
9.6
28.9
+49.7%
MAPFRE RE
3.9
29.0
+15.5%
INTERNATIONAL OP. UNIT
3.8
20.7
+22.2%
MAPFRE FAMILIAR(1)
0.1
131.1
+0.1%
-1.2
MAPFRE ASISTENCIA
2.9
-29.3%
-3.2
MAPFRE EMPRESAS(1)
33.8
-8.6%
-35.2
LIFE ASSURANCE OP. UNIT
35.4
-49.9%

1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS

Results

MAPFRE

	3M 2009	3M 2008	% 09/08
Result before tax and minority interests	**438.9**	**504.9**	**-13.1%**
Taxes	-125.4	-122.4	2.5%
Result after tax	**313.5**	**382.5**	**-18.0%**
Result after tax from discontinued operations	-0.6	1.3	-146.2%
Result for the year	**312.9**	**383.8**	**-18.5%**
Result attributable to minority shareholders	-25.9	-97.5	-73.4%
Result attributable to the controlling Company	287.0	286.3	0.2%

Million Euros

Key highlights

- Reduction in non-recurring net results: €37.7 million versus €71.9 million in 3M 2008
- Decrease in the result attributable to minority shareholders as a consequence of the absorption of MAPFRE - CAJA MADRID HOLDING, partially offset by the result attributable to minority interests in the bancassurance JVs

MAPFRE

Strengthened financial position

Balance Sheet

	31.3.09	31.12.08	31.3.08
Goodwill	1,648.9	1,601.3	1,019.2
Fixed assets	373.7	373.7	375.6
Cash & equivalents	1,894.6	1,415.1	1,228.1
Investments & real estate	29,182.9	29,732.8	27,489.7
Participation by reinsurance in technical reserves	2,682.2	2,565.8	2,394.9
Other assets	7,247.4	6,000.7	5,864.0
TOTAL ASSETS	43,029.7	41,689.4	38,371.5
Shareholders' Equity	4,966.3	4,902.2	4,003.5
Minority interests	849.0	814.2	1,093.6
Financial & subordinated debt	3,170.8	3,044.5	1,641.3
Technical reserves	29,678.2	28,857.2	27,544.3
- Life assurance reserves	16,723.4	16,677.6	16,391.5
- Other technical reserves	12,954.8	12,179.6	11,152.8
Reserves for risks and expenses	347.9	316.5	270.3
Other liabilities	4,017.5	3,754.8	3,818.5
TOTAL LIABILITIES	43,029.7	41,689.4	38,371.5

Million Euros

Key points

- Consolidation of COMMERCE and the Life assurance and Pensions businesses of CAJA DUERO
- Drawdown of loans in 2008 to fund the acquisition of THE COMERCE GROUP
- Partial buyback of subordinated debt for a nominal amount of €98.6 million in the first quarter of 2009

MAPFRE's equity has increased by €266.1 million in 2009

MAPFRE

Statement of changes in equity

	3M09	3M08
BALANCE AS AT PRIOR YEAR END	5,716.4	5,614.4
Additions and deductions accounted for directly in equity		
Investments available for sale	-74.9	-165.2
Translation adjustments	125.9	-86.3
Shadow accounting	0.0	13.0
TOTAL	51.0	-238.5
Result for the period	312.9	383.8
Distribution of previous year's result	-219.6	-187.4
Interim dividend for the year	0.0	0.0
Other items	-45.4	-475.3
BALANCE AS AT PERIOD END	5,815.3	5,097.1

Million Euros

Scrip Dividend	167.2
ADJUSTED BALANCE	5,982.5

Key points

- Equity shows a rise of €98.9 million, which reflects:
  - a smaller decrease in the market value of the investment portfolio due to price volatility
  - positive translation adjustments, due mainly to the appreciation of the US Dollar and various Latin American currencies
  - the result for the quarter
  - the gross dividend of €0.08 per share, approved by the AGM on 7th March
- It should be noted that most of the final dividend has been reinvested in new shares on 14th April 2009. Including the effect of said reinvestment, the increase in equity amounts to €266.1 million

MAPFRE FAMILIAR – key figures

MAPFRE

Business activity indicators


Gross written and accepted premiums
1,591.8
-1.0%
1,576.4
3M 2008
3M 2009
Underwriting result
97.3
+10.0%
107.0
3M 2008
3M 2009
Net financial income
90.0
-17.8%
74.0
3M 2008
3M 2009
Net result
131.0
+0.1%
131.1
3M 2008
3M 2009

Million Euros

Profitability indicators


Combined Ratio
-0.9p.p.
90.4%
89.5%
+0.9 p.p.
17.5%
18.4%
-1.8 p.p.
72.9%
71.1%
3M 2008
3M 2009
Loss ratio
Expense ratio
ROE
38.0%
3M 2009

Note: Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS

MAPFRE FAMILIAR - information by business line

Premiums evolution


Motor
654.0
-11.1%
581.6
3M 2008
3M 2009
Property
217.6
+3.2%
224.6
3M 2008
3M 2009
Health, Accident & Burial
720.2
+6.9%
770.2
3M 2008
3M 2009

Million Euros

Combined ratio


Motor
90.9%
+2.1 p.p.
93.0%
15.3%
75.6%
15.8%
77.2%
3M 2008
3M 2009
Property
84.5%
-4.6 p.p.
79.9%
22.3%
62.2%
25.1%
54.8%
3M 2008
3M 2009
Health, Accident & Burial
94.5%
-4.2 p.p.
90.3%
19.4%
75.1%
18.2%
72.1%
3M 2008
3M 2009
Loss ratio
Expense ratio

MAPFRE FAMILIAR:
Key highlights

Premiums evolution	▪ The slight decrease in premiums reflects: – the decline of 11.1% in Motor insurance, as a result of the significant reduction in the sale of vehicles, the alignment of tariffs with risk profiles, in an environment characterised by aggressive competition, and the greater weight of policies with simpler covers. At the end of the period, MAPFRE insured 5,949,000 vehicles in Spain – the 3.2% growth of the Property line, which reflects notable sales of Homeowner insurance (+7.7%) – the 6.9% rise in Health, Accident and Burial, thanks to the growth of Health insurance (+9.9%)
Variation in combined ratio	▪ The improvement reflects a particularly favourable loss experience in the Property and the Health, Accident and Burial lines, compensating the increase in Motor, caused by the reduction in premiums and the rise in average costs ▪ The expense ratio reflects a larger investment in marketing campaigns
Net financial income	▪ Includes realisation gains of €28.9 million, before tax (€26.9 million in 3M 2008)

MAPFRE EMPRESAS – key figures

MAPFRE

Business activity indicators



Gross written and accepted premiums(1)
471.9
+0.6%
474.9
49.8
161.3
260.8
57.0
172.8
245.1
C & S
G. Risks
Industrial
3M 2008
3M 2009
Underwriting result
35.6
-20.8%
28.2
3M 2008
3M 2009
Net financial income
14.1
+48.2%
20.9
3M 2008
3M 2009
Net result
37.0
-8.6%
33.8
3M 2008
3M 2009

Profitability indicators



Combined Ratio
+3.8 p.p.
81.3%
85.1%
+4.8 p.p.
-1.0 p.p.
16.4%
21.2%
64.9%
63.9%
3M 2008
3M 2009
Loss ratio
Expense ratio
ROE
23.8%
+0.9 p.p.
24.7%
3M 2008
3M 2009

Million Euros

Note: Figures include the AGRICULTURAL AND LIVESTOCK UNIT's portfolios which were not transferred to MAPFRE FAMILIAR

MAPFRE EMPRESAS – information by business line

Premiums growth



MAPFRE SEGUROS DE EMPRESAS
260.8
-6.0%
245.1
3M 2008
3M 2009
Company that will manage the Industrial Risks line
MAPFRE GLOBAL RISKS
211.1
+8.9%
229.8
3M 2008
3M 2009
Company that will manage the Global Risks and Credit & Surety lines

Million Euros

Combined ratio



MAPFRE SEGUROS DE EMPRESAS
84.2%
-2.7 p.p.
81.5%
18.4%
65.8%
24.5%
57.0%
3M 2008
3M 2009
MAPFRE GLOBAL RISKS
73.3%
+22.7 p.p.
96.0%
10.9%
62.4%
11.5%
84.5%
3M 2008
3M 2009
Loss ratio
Expense ratio

MAPFRE EMPRESAS: Key highlights

MAPFRE

Growth in premiums	▪ The increase in premiums continues reflecting the good performance of the Global Risks business and the increase in tariffs in the Credit line, which have mitigated the deceleration of the Industrial Risks line caused by the slowdown in demand from the construction sector in Spain
Loss ratio	▪ The reduction reflects the favourable performance of commercial P&C insurance, with a very positive development of the Industrial line, which has partly mitigated the increase in the loss experience in the Credit line, already observed in previous quarters
Expense ratio	▪ The increase mainly reflects larger acquisition costs, as a result of the growth of business originated by brokers
Net financial income	▪ Reflects the impact of: – larger investment volumes – realisation gains of €4.3 million before taxes (€1.4 million in 3M 2008)

Non-life business in Spain: Key operating figures

	Revenues	% Var.	Net result	% Var.	Expense ratio[1]		Combined ratio[1]	
					3M 2009	3M 2008	3M 2009	3M 2008
MAPFRE FAMILIAR[2]	**1,743.5**	-2.8%	**131.1**	0.1%	**18.4%**	17.5%	**89.5%**	90.4%
MAPFRE EMPRESAS[2]	**530.8**	3.4%	**33.8**[3]	-8.6%	**21.2%**	16.4%	**85.1%**	81.3%
NON LIFE BUSINESS IN SPAIN[2]	2,274.3	-1.4%	164.9	-1.9%	18.8%	17.4%	88.8%	89.1%

Million Euros

The excellent performance of the combined ratio underscores the rigorous technical approach to underwriting

1) Ratios as a % of net premiums earned
2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS
3) MAPFRE EMPRESAS' 3M 2008 figures included a post-tax capital gain of €2.5 million arising from the sale of MAPFRE CAUCION Y CREDITO's branch in Portugal to MAPFRE SEGUROS GERAIS

Life Assurance Operating Unit – key figures

Business activity indicators


Gross written and accepted premiums
-20.2%
731.0
583.7
3M 2008
3M 2009
Underwriting and financial result
-36.2%
79.0
32.6
46.4
+8.7%
50.4
3M 2008
3M 2009
Gross result
-34.6%
96.3
32.6
63.7
-1.0%
63.0
3M 2008
3M 2009
Net result
-49.9%
70.6
26.7
43.9
-19.4%
35.4
3M 2008
3M 2009

Reorganisation of alliance with CAJA MADRID

Million Euros

Profitability indicators


Expense ratio
0.90%
+0.07 p.p.
0.97%
3M 2008
3M 2009
ROE
23.7%
-11.5 p.p.
12.2%
3M 2008
3M 2009

Life Assurance Operating Unit: Key highlights

MAPFRE

Evolution of results

- The evolution of premiums reflects:
  - comparatively lower volumes from Life – Savings products, due to the timing differences in the execution of CAJA MADRID's sales campaigns
  - a larger issuance of PPAs (Assured Pension Plans)
  - the lower volume of large corporate operations (€50.4 million versus €73.7 million in 3M 2008)
  - the good performance of Life – Protection premiums in the bancassurance channel, which have grown 11.9%
  - the integration of UNION DUERO VIDA
- The development of the Unit's results reflects:
  - a more favourable loss experience in the Life – Protection segment
  - the non-recurring gain of €32.6 million, accounted for in 3M 2008, arising from the reorganisation of the structure of the alliance with CAJA MADRID
  - the integration of UNION DUERO VIDA and DUERO PENSIONES
  - a larger amount of results attributable to minorities (€8.7 million vs. €2.1 million in 3M 2008)

Funds under management

- The development of funds under management reflects:
  - the integration of UNION DUERO VIDA and DUERO PENSIONES
  - the good performance of new business volumes in personal pension plans
  - surrenders and maturities in Life assurance products and reimbursements of mutual funds, although at a lower pace than in 4Q 2008
  - the fall in the market value of assets

Life Assurance Operating Unit: Breakdown of premiums[1]

	3M 2009	3M 2008	% 09/08
Regular Premiums	118.3	95.1	24.4%
- Agents and other channels	82.9	80.3	3.2%
- Bank channel - CAJA MADRID	7.9	6.3	25.1%
- Bank channel - Other[2]	27.5	8.5	223.5%
Single Premiums	335.6	507.2	-33.8%
- Agents and other channels	177.2	191.9	-7.7%
- Bank channel - CAJA MADRID	65.9	299.6	-78.0%
- Bank channel - Other[2]	92.5	15.7	489.2%
Life premiums - Savings	453.9	602.3	-24.6%
Life Premiums - Protection	129.8	128.7	0.9%
- Agents and other channels	76.4	81.0	-5.7%
- Bank channel - CAJA MADRID	33.7	33.3	1.2%
- Bank channel - Other[2]	19.7	14.4	36.8%
TOTAL PREMIUMS	583.7	731.0	-20.2%
Agents and other channels	336.5	353.2	-4.7%
Bank channel	247.2	377.8	-34.6%

Million Euros

By type of premium



Life - Protection
22.2%
Life - Savings
77.8%

By distribution channel



Other bank channels
23.9%
CAJA MADRID bank channel
18.4%
Agents channel and other
57.7%

1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES. In addition to these, figures for 3M 2009 also include UNION DUERO VIDA, consolidated from 1.7.2008

Life Assurance Operating Unit:
Breakdown of funds under management[1]

	3M 2009	3M 2008	% 09/08
Regular premiums insurance	4,261.9	4,355.4	-2.1%
- Agents channel and others	3,572.6	3,829.7	-6.7%
- Bank channel - CAJA MADRID	286.1	345.2	-17.1%
- Bank channel - Other[2]	403.2	180.5	123.4%
Single-premiums insurance	10,747.8	10,514.9	2.2%
- Agents channel and others	5,449.8	5,108.2	6.7%
- Bank channel - CAJA MADRID	4,066.5	4,351.4	-6.5%
- Bank channel - Other[2]	1,231.5	1,055.3	16.7%
Life assurance - Protection	292.7	249.3	17.4%
- Agents channel and others	47.2	43.6	8.3%
- Bank channel - CAJA MADRID	235.2	197.8	18.9%
- Bank channel - Other[2]	10.3	7.9	30.4%
Mathematical reserves	15,302.4	15,119.6	1.2%
Other reserves	440.3	408.9	7.7%
- Agents channel and others	254.3	248.5	2.3%
- Bank channel - CAJA MADRID	134.7	125.2	7.6%
- Bank channel - Other[2]	51.3	35.2	45.7%
TOTAL TECHNICAL RESERVES	15,742.7	15,528.5	1.4%
Mutual funds and managed portfolios	2,258.0	3,632.0	-37.8%
Pension funds	3,328.9	3,024.1	10.1%
> MAPFRE INVERSIÓN	1,435.0	1,574.2	-8.8%
- Individual system	1,262.0	1,385.2	-8.9%
- Employers' system	173.0	189.0	-8.5%
> Other[2]	1,893.9	1,449.9	30.6%
TOTAL MANAGED SAVINGS	21,329.6	22,184.6	-3.9%

Million Euros

By type of business


Pension funds
15.6%
Mutual funds
10.6%
Other provisions
2.1%
Life assurance - Protection
1.4%
Regular premiums
20.0%
Single premiums
50.3%

By distribution channel


Other bank channels
16.8%
CAJA MADRID bank channel
22.1%
Agents channel and other
61.1%

1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES. In addition to these, figures for 3M 2009 also include UNION DUERO VIDA and DUERO PENSIONES, consolidated from 1.7.2008

Life Assurance Operating Unit: Change in funds under management[1]

	3M 2009	3M 2008
IFRS technical reserves [2]	**-182.9**	**-202.0**
> Variation excluding shadow accounting	-93.3	-208.2
- Agents channel and others	37.6	78.3
- Bank channel - CAJA MADRID	-153.3	-207.6
- Bank channel - Other[3]	22.4	-78.9
Pension funds	**-85.8**	**-131.0**
> Net sales	-13.0	3.6
- Agents channel and others	-12.6	-0.4
- Bank channel - Other[3]	-0.4	4.0
Mutual funds and managed portfolios	**-397.0**	**-406.0**
> Net sales	-87.1	-146.5

Million Euros

Figures exclude the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period
2) Includes the effect of shadow accounting, a requirement of IFRS which adjusts technical reserves for variations of the matched assets
3) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES. In addition to these, figures for 3M 2009 also include UNION DUERO VIDA and DUERO PENSIONES, consolidated from 1.7.2008

MAPFRE AMERICA – key figures

Business activity indicators



Gross written and accepted premiums
797.7
+25.8%
1,003.5
644.5
153.2
774.3
229.2
Non-Life
Life
3M 2008
3M 2009
Underwriting and financial result
34.5
+49.0%
51.4
3M 2008
3M 2009
Gross result
33.4
+52.7%
51.0
3M 2008
3M 2009
Net result
19.3
+49.7%
28.9
3M 2008
3M 2009

Million Euros

Profitability indicators



Combined Ratio
102.5%
-1.1 p.p.
101.4%
35.9%
-3.9 p.p.
32.0%
66.6%
+2.8 p.p.
69.4%
3M 2008
3M 2009
Loss ratio
Expense ratio
ROE
9.7%
+1.2 p.p.
10.9%
3M 2008
3M 2009

MAPFRE AMERICA: Key highlights

MAPFRE

Growth in premiums	▪ The strong premiums growth reflects the excellent business performance in Argentina, Brazil, Colombia and Venezuela, especially in the Motor, Health and Life Assurance lines
Underwriting and financial result	▪ The development of the underwriting and financial result reflects: – the positive effects of the measures taken in the Health insurance line in Puerto Rico, which partially offset the increase in the loss experience in the Motor line in Chile and Colombia – the consolidation of cost containment initiatives
Net result	▪ The effect of a higher tax rate in Brazil and of the share of minority interests, which has diminished ▪ Therefore, the net result reflects the growth in volumes and the profitability of the underlying business

MAPFRE AMERICA:
Premiums and results by country

MAPFRE

COUNTRY	PREMIUMS				RESULTS (1)			
				Local Currency				Local Currency
	3M 2009	3M 2008	% 09/08	% 09/08	3M 2009	3M 2008	% 09/08	% 09/08
BRAZIL (2)	**358.0**	327.4	9.3%	24.4%	**30.5**	19.5	56.4%	78.3%
VENEZUELA	**187.1**	91.3	104.9%	72.8%	**8.7**	5.2	67.3%	41.3%
ARGENTINA	**108.0**	84.8	27.4%	23.0%	**2.9**	2.6	11.5%	7.7%
MEXICO	**97.0**	90.1	7.7%	23.5%	**5.4**	4.0	35.0%	52.4%
PUERTO RICO	**68.2**	62.6	8.9%	-8.0%	**4.3**	3.3	30.3%	9.7%
OTHER COUNTRIES (3)	**185.2**	141.5	30.9%	—	**8.1**	2.0	—	—
Holding and consolidation adjustments	—	—	—	—	**-8.9**	-3.2	—	—
MAPFRE AMERICA	1,003.5	797.7	25.8%	—	51.0	33.4	52.7%	—

Million Euros

Key events

- The significant growth in business volumes in Venezuela has been driven by the Motor, Health and Accidents lines, reinforced by the 18.8% appreciation of the Bolivar
- Results from Venezuela in 3M 2008 included a tax on bank payments which resulted in a charge of approximately €3 million in the period. This tax was withdrawn in the second half of 2008

1) Before taxes and minority interests
2) Figures for Brazil for 3M 2009 include the following data for MAPFRE NOSSA CAIXA: premiums: €55.2 million (€39 million in 3M 2008); result before taxes and minority interests €17.7 million (€9.7 million in 3M 2008)
3) Includes Chile, Colombia, Ecuador, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay

International Operating Unit(1) – key figures

Business activity indicators


Gross written and accepted premiums
135.4
476.7
3M 2008
3M 2009
Underwriting and financial result
-9.4
-3.0
3M 2008
3M 2009
Financial result
36.8
37.8
3M 2008
3M 2009
Net result
16.9
20.7
3M 2008
3M 2009

Million Euros

Profitability indicators


Non-life Combined Ratio
96.2%
99.5%
17.8%
23.8%
78.4%
75.7%
3M 2008
3M 2009
Loss ratio
Expense ratio
ROE
13.9%
5.2%
3M 2008
3M 2009

1) Figures include THE COMMERCE GROUP (consolidated from 31.5.2008)

International Operating Unit: key highlights

MAPFRE

New subsidiaries

- The variation in the results of the Unit mainly reflects the impact of the consolidation of THE COMMERCE GROUP (since 31.5.2008)

THE COMMERCE GROUP	▪ Highlights: – the decline in premiums as a result of tariff reductions – the increase in the loss experience due to the impact of snow storms in January; excluding this, the combined ratio would have been 96.5% – the increase in financial results, thanks to the greater stability of the fixed income markets and lower asset impairments charges (€2.7 million before taxes)
MAPFRE GENEL SIGORTA	▪ Highlights: – the deceleration in premiums growth, which reflects both the slowdown of the Turkish economy and the persistently strong price competition in Motor insurance. In addition, the recognition of some premiums, which were previously booked in March, has been deferred – an adverse claims environment in Motor insurance, which has been favourably offset in this quarter by a change in the regulation for the calculation of IBNR reserves – the effect on financial results of lower translation differences due to the greater stability of the Turkish Lira and a larger volume of investments in local currency

International Operating Unit: Premiums and results by country

MAPFRE

COUNTRY	PREMIUMS 3M 2009	PREMIUMS 3M 2008	PREMIUMS % 09/08	PREMIUMS Local currency % 09/08	RESULTS [1] 3M 2009	RESULTS [1] 3M 2008	RESULTS [1] % 09/08	RESULTS [1] Local currency % 09/08
USA	**353.5**	3.9	---	---	**25.5**	0.4	---	---
- THE COMMERCE GROUP	**348.1**	---	---	---	**24.8**	---	---	---
- MAPFRE USA	**5.4**	3.9	38.5%	16.3%	**0.7**	0.4	75.0%	69.1%
TURKEY	**58.9**	69.2	-14.9%	-1.5%	**16.7**	23.1	-27.7%	-16.2%
PORTUGAL	**56.0**	54.7	2.4%	2.4%	**1.5**	2.4	-37.5%	-37.5%
PHILIPPINES	**8.3**	7.6	9.2%	9.2%	**0.9**	0.7	28.6%	29.3%
Holding and consolidation adjustments	—	—	—	—	**-10.8**	-0.4	—	—
INTERNATIONAL OPERATING UNIT	476.7	135.4	252.0%	—	33.8	26.2	28.9%	—

Million Euros

Key events

- "Holding and consolidation adjustments" include:
  - the effect of the appreciation of the US Dollar on the obligations derived from the deferred acquisition of 20% of MAPFRE GENEL SIGORTA
  - the amortisation of the intangible assets arising from the acquisition of THE COMMERCE GROUP and MAPFRE GENEL SIGORTA
  - negative valuation adjustments to equity-accounted shareholdings

1) Before taxes and minority interests. Figures for the INTERNATIONAL OPERATING UNIT for both years includes the items corresponding to the branch in Portugal of MAPFRE VIDA

MAPFRE RE – key figures

Business activity indicators



Gross written and accepted premiums
438.6
+18.5%
519.7
32.6
406.0
40.9
478.8
Life
Non-life
3M 2008
3M 2009
Underwriting result
28.2
-29.1%
20.0
3M 2008
3M 2009
Financial result
8.6
+138.4%
20.5
3M 2008
3M 2009
Net result
25.1
+15.5%
29.0
3M 2008
3M 2009

Million Euros

Profitability indicators



Non-life Combined Ratio
91.2%
+3.7 p.p.
94.9%
29.0%
-3.1 p.p.
25.9%
62.2%
+6.8p.p
69.0%
3M 2008
3M 2009
Loss ratio
Expense ratio
ROE
13.0%
+1.3 p.p.
14.3%
3M 2008
3M 2009

MAPFRE RE: Key highlights

MAPFRE

Growth in premiums	▪ Growth reflects the success of the latest renewal campaigns and the winning of new non-Group business, as well as the increase in cessions from the Group, especially from MAPFRE INTERNACIONAL
Combined ratio	▪ The loss ratio reflects the impact of storms in Europe ▪ In addition to the continuous containment of internal costs, the expense ratio declines due to the accounting of a larger volume of non proportional business at the beginning of the year; this effect will diminish during the year
Financial result	▪ Reflects: – gains from translation differences (€+6.1 million before taxes in 3M 2009 vs. €-6.7 million in 3M 2008) – realised losses amounting to €6.6 million before taxes (vs. €1.3 million in 3M 2008)

- Key highlights
- Consolidated financial information
- Business development
- **Appendix**
- Financial supplement
- Contacts

Key quarterly consolidated figures

MAPFRE

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
Non-life gross written and accepted premiums	2,751.9	2,249.5	2,057.4	2,233.7	3,137.1	2,556.5	2,661.3	2,535.9	3,656.5
Life gross written and accepted premiums	637.0	738.5	933.4	709.1	915.3	728.5	669.4	1,100.8	845.4
Total gross written and accepted premiums	3,388.9	2,988.0	2,990.8	2,942.8	4,052.4	3,285.0	3,330.7	3,636.7	4,501.9
Net result	169.7	165.9	169.6	225.9	286.3	243.1	186.2	235.6	287.0
Earnings per share (Euro cents)	7.44	7.27	7.43	9.90	10.67	9.06	6.93	8.72	10.46

Million Euros

Note: quarterly earnings per share for 2008 have been adjusted for the capital increases undertaken during that year

Consolidated income statement

	3M 2009	3M 2008	% 09/08
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,656.5	3,137.1	16.6%
Premiums earned, net of ceded and retroceded reinsurance	2,540.8	2,046.8	24.1%
Net claims incurred and variation in other technical provisions	-1,791.7	-1,422.1	26.0%
Operating expenses, net of reinsurance	-585.2	-453.4	29.1%
Other technical income and expenses	-15.7	-17.4	-9.8%
Technical Result	**148.2**	**153.9**	**-3.7%**
Net fin'l. income and other non-technical income and expenses	185.6	183.6	1.1%
Result of Non-life business	333.8	337.5	-1.1%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	845.4	915.3	-7.6%
Premiums earned, net of ceded and retroceded reinsurance	751.1	846.6	-11.3%
Net claims incurred and variation in other technical provisions	-761.0	-898.2	-15.3%
Operating expenses, net of reinsurance	-114.8	-107.1	7.2%
Other technical income and expenses	-1.2	-1.1	9.1%
Technical Result	**-125.9**	**-159.8**	**-21.2%**
Net financial income and other non-technical income	215.8	264.0	-18.3%
Unrealised gains and losses in Unit-Linked products	-5.8	-9.2	-37.0%
Result of Life business	84.1	95.0	-11.5%
OTHER BUSINESS ACTIVITIES			
Operating income	117.4	147.0	-20.1%
Operating expenses	-116.1	-131.6	-11.8%
Other income and expenses	19.7	57.0	—
Results from other business activities	21.0	72.4	-71.0%
Result before tax and minority interests	**438.9**	**504.9**	**-13.1%**
Taxes	-125.4	-122.4	2.5%
Result after tax	**313.5**	**382.5**	**-18.0%**
Result after tax from discontinued operations	-0.6	1.3	-146.2%
Result for the year	**312.9**	**383.8**	**-18.5%**
Result attributable to minority shareholders	-25.9	-97.5	-73.4%
Result attributable to the controlling Company	287.0	286.3	0.2%

	3M 2009	3M 2008
Non-life loss ratio[1]	70.5%	69.5%
Non-life expense ratio[1]	23.7%	23.0%
Non-life combined ratio[1]	94.2%	92.5%

Million Euros

1) Ratios as a % of net premiums earned

Profit breakdown by units and companies

MAPFRE

	Net Result	Minority interests	Contribution to consolidated result 3M 2009 € Million	%	Contribution to consolidated result 3M 2008 € Million	%
INSURANCE ACTIVITIES						
LIFE ASSURANCE OPERATING UNIT[1]	35.4		**35.4**	12.3%	36.0	12.6%
MAPFRE FAMILIAR[2]	131.1		**131.1**	45.7%	103.9	36.3%
MAPFRE EMPRESAS[2]	33.8		**33.8**	11.8%	20.5	7.1%
OTHER ACTIVITIES						
MAPFRE INMUEBLES	-3.9		**-3.9**	-1.4%	1.0	0.3%
MAPFRE QUAVITAE	-0.1	0.0	**-0.1**	0.0%	-0.4	-0.1%
BANCO DE S.F. CAJA MADRID - MAPFRE			**-4.6**	-1.6%	2.0	0.7%
Other companies and consolidation adjustments					1.7	---
COMPANIES OPERATING MAINLY IN SPAIN			191.7	66.8%	164.7	57.5%
MAPFRE AMERICA	28.9	-3.2	**25.7**	9.0%	17.2	6.0%
MAPFRE RE	29.0	-2.5	**26.5**	9.2%	23.0	8.0%
MAPFRE ASISTENCIA	2.9		**2.9**	1.0%	4.1	1.4%
INTERNATIONAL OPERATING UNIT[3]	20.7	-2.5	**18.2**	6.3%	16.9	5.9%
COMPANIES OPERATING MAINLY ABROAD			73.3	25.5%	61.2	21.4%
Other companies and consolidation adjustments			**22.0**	7.7%	60.4	21.1%
MAPFRE S.A.			287.0	100.0%	286.3	100.0%

Million Euros

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES
2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS
3) Includes THE COMMERCE GROUP (USA), MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the business in Portugal

Expense and loss ratios

COMPANY	RATIOS					
	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
	3M 2009	3M 2008	3M 2009	3M 2008	3M 2009	3M 2008
MAPFRE S.A. consolidated	23.7%	23.0%	70.5%	69.5%	94.2%	92.5%
Companies operating primarily in Spain						
MAPFRE FAMILIAR[4]	**18.4%**	17.5%	**71.1%**	72.9%	**89.5%**	90.4%
MAPFRE EMPRESAS[5]	**21.2%**	16.4%	**63.9%**	64.9%	**85.1%**	81.3%
TOTAL NON-LIFE SPAIN	**18.8%**	17.4%	**70.0%**	71.7%	**88.8%**	89.1%
LIFE ASSURANCE OP. UNIT[6]	**0.97%**	0.90%				
Companies operating primarily abroad						
MAPFRE AMERICA	**32.0%**	35.9%	**69.4%**	66.6%	**101.4%**	102.5%
INTERNATIONAL OP. UNIT	**23.8%**	17.8%	**75.7%**	78.4%	**99.5%**	96.2%
INT'L. DIRECT INSURANCE DIVISION	**28.7%**	33.6%	**71.9%**	68.1%	**100.6%**	101.7%
MAPFRE RE	**25.9%**	29.0%	**69.0%**	62.2%	**94.9%**	91.2%
MAPFRE ASISTENCIA	**27.8%**	24.7%	**65.9%**	67.9%	**93.7%**	92.6%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business
4) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS
5) Given their importance, the net revenues from the risk classification activities of the Credit and Surety business are added to the numerator of the expense ratio
6) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA

Breakdown of equity by units and companies

MAPFRE

	Total equity					
	3M 2009		3M 2008			
	Stake		Stake		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE FAMILIAR	1,296.2	—	1,356.1	—	—	—
LIFE ASSURANCE OP. UNIT	880.0	—	422.7	406.2	108.2%	—
MAPFRE EMPRESAS	501.3	—	208.1	200.0	140.9%	—
MAPFRE AMERICA	1,020.0	127.9	977.1	123.6	4.4%	3.5%
MAPFRE RE	705.7	65.6	680.4	63.2	3.7%	3.8%
MAPFRE ASISTENCIA	123.6	—	115.4	—	7.1%	—
INTERNATIONAL OP. UNIT	1,702.2	243.2	329.0	47.3	417.4%	414.2%
OTHER COMPANIES	125.7	21.3	189.3	20.8	-33.6%	2.4%

Million Euros

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- **Financial supplement**
- Contacts

MAPFRE

MAPFRE FAMILIAR (1)

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**1,576.4**	1,591.8	-1.0%
Net premiums earned	**1,022.8**	1,015.9	0.7%
Underwriting result	**107.0**	97.3	10.0%
Net financial income	**74.0**	90.0	-17.8%
Other business activities	**-0.4**	-4.0	-90.0%
Other non-technical results	**-0.8**	3.6	-122.2%
Gross result(2)	**179.8**	186.9	-3.8%
Net result	**131.1**	131.0	0.1%
Investments	**3,658.0**	3,915.7	-6.6%
Technical reserves	**4,371.1**	4,567.1	-4.3%
Equity	**1,296.2**	1,356.1	-4.4%
Non-life loss ratio(3)	**71.1%**	72.9%	
Non-life expense ratio(3)	**18.4%**	17.5%	
Non-life combined ratio(3)	**89.5%**	90.4%	
ROE	**38.0%**	—	

1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio.
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE FAMILIAR – by lines

MAPFRE FAMILIAR - Motor

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**581.6**	654.0	-11.1%
Net premiums earned	**573.8**	608.1	-5.6%
Underwriting result	**40.3**	55.2	-27.0%
Non-life loss ratio(1)	**77.2%**	75.6%	
Non-life expense ratio(1)	**15.8%**	15.4%	
Non-life combined ratio(1)	**93.0%**	90.9%	

MAPFRE FAMILIAR - Property

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**224.6**	217.6	3.2%
Net premiums earned	**223.6**	197.8	13.0%
Underwriting result	**44.9**	30.7	46.3%
Non-life loss ratio(1)	**54.8%**	62.2%	
Non-life expense ratio(1)	**25.1%**	22.3%	
Non-life combined ratio(1)	**79.9%**	84.5%	

MAPFRE FAMILIAR - Health, Accident and Burial

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**770.2**	720.2	6.9%
Net premiums earned	**225.4**	210.0	7.3%
Underwriting result	**21.8**	11.5	89.6%
Non-life loss ratio(1)	**72.1%**	75.1%	
Non-life expense ratio(1)	**18.2%**	19.4%	
Non-life combined ratio(1)	**90.3%**	94.5%	

1) Ratios as a % of net premiums earned

Million Euros

Operating companies and Units
Key figures

MAPFRE EMPRESAS(1)

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**474.9**	471.9	0.6%
- Industrial business	**245.1**	260.8	-6.0%
- Global Risks	**172.8**	161.3	7.1%
- Credit and Surety business	**57.0**	49.8	14.5%
Net premiums earned	**190.0**	190.5	-0.3%
Underwriting result	**28.2**	35.6	-20.8%
Net financial income	**20.9**	14.1	48.2%
Other business activities	**-1.6**	-0.8	100.0%
Other non-technical results	**1.1**	4.2	-73.8%
Gross result (2)	**48.6**	53.0	-8.3%
Net result	**33.8**	37.0	-8.6%
Investments	**1,529.8**	1,443.4	6.0%
Technical reserves	**3,107.2**	2,681.6	15.9%
Shareholders' equity	**501.3**	408.1	22.8%
Non-life loss ratio(3)	**63.9%**	64.9%	
Non-life expense ratio(3)	**21.2%**	16.4%	
Non-life combined ratio(3)	**85.1%**	81.3%	
ROE	**24.7%**	23.8%	

1) Figures include the AGRICULTURAL AND LIVESTOCK UNIT's portfolios which were not transferred to MAPFRE FAMILIAR
2) Before taxes and minority interests
3) Ratios calculated as a % of net premiums earned.

MAPFRE EMPRESAS – by lines

MAPFRE SEGUROS DE EMPRESAS

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**245.1**	260.8	-6.0%
Net premiums earned	**143.1**	144.4	-0.9%
Underwriting result	**26.5**	22.9	15.7%
Non-life loss ratio(1)	**57.0%**	65.8%	
Non-life expense ratio(1)	**24.5%**	18.4%	
Non-life combined ratio(1)	**81.5%**	84.2%	

MAPFRE GLOBAL RISKS

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**229.8**	211.1	8.9%
Net premiums earned	**46.9**	46.1	1.7%
Underwriting result	**1.9**	12.3	-84.6%
Non-life loss ratio(1)	**84.5%**	62.5%	
Non-life expense ratio(1)	**11.5%**	10.9%	
Non-life combined ratio(1)	**96.0%**	73.3%	

1) Ratios calculated as a % of net premiums earned

Million Euros

Operating companies and Units
Key figures

LIFE ASSURANCE OP. UNIT

	3M 2009	3M 2008	% 09/08
Technical Reserves excluding shadow accounting	**15,405.2**	15,065.2	2.3%
Shadow accounting adjustments	**337.5**	463.3	-27.2%
Technical Reserves IFRS	**15,742.7**	15,528.5	1.4%
Mutual Funds and managed portfolios	**2,258.0**	3,632.0	-37.8%
Pension Funds	**3,328.9**	3,024.1	10.1%
Funds under management			
IFRS	**21,329.6**	22,184.6	-3.9%
Spanish GAAP	**20,992.1**	21,721.3	-3.4%
Gross written and accepted premiums	**583.7**	731.0	-20.2%
Net premiums earned	**518.2**	665.6	-22.1%
Underwriting and financial result	**50.4**	79.0	-36.2%
Other business activities	**12.6**	17.3	-27.2%
Other non technical results	**0.0**	0.0	—
Gross result (1)	**63.0**	96.3	-34.6%
Net result	**35.4**	70.6	-49.9%
Investments	**16,510.3**	16,724.7	-1.3%
Shareholders' equity	**880.0**	828.9	6.2%
Expense Ratio(2)	**0.97%**	0.90%	
ROE	**12.2%**	23.7%	

1) Before taxes and minority interests
2) Net operating expenses / average third-party funds under management. Annualised figures

MAPFRE AMERICA

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**1,003.5**	797.7	25.8%
- Life	**229.2**	153.2	49.6%
- Non-life	**774.3**	644.5	20.1%
Net premiums earned	**766.9**	602.9	27.2%
Underwriting and financial result	**51.4**	34.5	49.0%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-0.4**	-1.0	-60.0%
Gross result (1)	**51.0**	33.4	52.7%
Net result	**28.9**	19.3	49.7%
Investments	**2,647.3**	2,296.1	15.3%
Technical reserves	**3,079.0**	2,600.1	18.4%
Shareholders' equity	**1,147.9**	1,100.7	4.3%
Non-life loss ratio(2)	**69.4%**	66.6%	
Non-life expense ratio(2)	**32.0%**	35.9%	
Non-life combined ratio(2)	**101.4%**	102.5%	
ROE	**10.9%**	9.7%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating companies and Units
Key figures

MAPFRE

INTERNATIONAL OP. UNIT[1]

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**476.7**	135.4	252.0%
Net premiums earned	**389.0**	72.7	435.1%
Underwriting result	**-3.0**	-9.4	-68.4%
Net financial income	**37.8**	36.8	2.8%
Other business activities	**-1.2**	-1.0	25.6%
Other non-technical results	**0.2**	-0.2	-226.1%
Gross result[2]	**33.8**	26.2	28.9%
Net result	**20.7**	16.9	22.2%
Investments	**2,140.5**	735.6	191.0%
Technical reserves	**1,813.5**	445.7	306.9%
Shareholders' equity	**1,945.4**	329.0	491.3%
Non-life loss ratio[3]	**75.7%**	78.4%	
Non-life expense ratio[3]	**23.8%**	17.8%	
Non-life combined ratio[3]	**99.5%**	96.2%	
ROE	**5.2%**	13.9%	

1) Figures shown for the INTERNATIONAL OP. UNIT include in both years the items corresponding to the branch in Portugal of MAPFRE VIDA
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE GENEL SIGORTA

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**58.9**	69.2	-14.9%
- Life	**1.7**	2.1	-19.0%
Net premiums earned	**38.5**	37.4	2.9%
Underwriting result	**-0.3**	-9.5	-96.8%
Net financial income	**18.1**	32.8	-44.8%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-1.1**	-0.2	—
Gross result[1]	**16.7**	23.1	-27.7%
Net result	**13.4**	18.4	-27.2%
Investments	**329.8**	284.9	15.8%
Technical reserves	**254.5**	234.4	8.6%
Shareholders' Equity	**206.4**	213.6	-3.4%
Non-life loss ratio[2]	**73.5%**	86.0%	
Non-life expense ratio[2]	**18.3%**	10.5%	
Non-life combined ratio[2]	**91.8%**	96.5%	
ROE	**19.8%**	—	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating companies and Units
Key figures

THE COMMERCE GROUP(1)

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**348.1**	394.7	-11.8%
Net premiums earned	**316.7**	340.2	-6.9%
Underwriting result	**-0.5**	25.6	-102.0%
Net financial income	**25.8**	0.2	—
Other business activities	**0.0**	0.0	—
Other non-technical results	**-0.5**	0.0	—
Gross result(2)	**24.8**	25.8	-3.9%
Net result	**16.2**	17.9	—
Investments	**1,548.9**	1,997.7	-22.5%
Technical reserves	**1,332.4**	1,448.0	-8.0%
Shareholders' Equity	**808.3**	980.1	-17.5%
Non-life loss ratio(3)	**76.5%**	65.8%	
Non-life expense ratio(3)	**23.6%**	26.7%	
Non-life combined ratio(3)	**100.1%**	92.5%	

1) Company consolidated from 31.5.2008 onwards. Figures for 3M 2008 (included purely for comparison purposes) are translated at the same exchange rate as for 3M 2009
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE RE

	3M 2009	3M 2008	% 09/08
Gross written and accepted premiums	**519.7**	438.6	18.5%
- of which Life premiums	**40.9**	32.6	25.5%
Net premiums earned	**324.5**	278.7	16.4%
Underwriting result	**20.0**	28.2	-29.1%
Net financial income	**20.5**	8.6	138.4%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-0.4**	-1.0	60.0%
Gross result (1)	**40.1**	35.8	12.0%
Net result	**29.0**	25.1	15.5%
Investments	**2,051.4**	1,966.7	4.3%
Technical reserves	**2,177.1**	1,850.2	17.7%
Shareholders' equity	**771.3**	743.6	3.7%
Non-life loss ratio(2)	**69.0%**	62.2%	
Non-life expense ratio(2)	**25.9%**	29.0%	
Non-life combined ratio(2)	**94.9%**	91.2%	
ROE	**14.3%**	13.0%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating companies and Units
Key figures

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

	3M 2009	3M 2008	% 09/08
Net interest income	**42.5**	33.4	27.2%
Ordinary revenues	**42.6**	33.0	29.1%
Operating profits	**26.8**	19.5	37.4%
Provisions	**-37.1**	-12.3	—
Gross result(1)	**-11.7**	6.9	—
Net result	**-9.5**	4.0	—
Lending portfolio (net)	**6,349.3**	6,279.2	1.1%
Shareholders' equity	**443.5**	458.0	-3.2%
Cost/income ratio(2)	**31.1%**	39.1%	
NPL ratio	**6.8%**	2.5%	
Coverage ratio	**42.2%**	90.3%	
BIS ratio	**9.6%**	9.2%	

1) Before taxes and minority interests
2) Operating expenses/ Operating revenues

MAPFRE INMUEBLES

	3M 2009	3M 2008	% 09/08
Operating revenues	**3.0**	11.9	-74.8%
EBIT	**-0.7**	7.0	-110.0%
Net financial income	**-4.8**	-5.6	-14.3%
Gross result(1)	**-5.6**	1.4	—
Net result	**-3.9**	1.0	—
Stock	**674.5**	688.8	-2.1%
Debt	**559.7**	467.0	19.9%
Shareholders' equity	**97.8**	156.3	-37.4%
Real estate units under construction	**334**	463	-27.9%
Land (buildable floor space, thousand m^2)	**547.0**	524.6	4.3%
Floor space - under construction (thousand m^2)	**45.0**	55.6	-19.1%
ROE	---	11.4%	

1) Before taxes and minority interests

Million Euros

Operating companies and Units
Key figures

MAPFRE ASISTENCIA

	3M 2009	3M 2008	% 09/08
Operating income	**131.3**	116.2	13.0%
- Gross written and accepted premiums	**98.6**	85.3	15.6%
- Other income	**32.7**	30.9	5.8%
Net premiums earned	**79.5**	68.1	16.7%
Underwriting result	**5.0**	5.0	0.0%
Net financial income	**1.1**	-0.1	---
Other business activities	**-1.2**	-0.9	33.3%
Other non-technical results	**0.0**	0.0	---
Gross result (1)	**4.9**	4.1	19.5%
Net result	**2.9**	4.1	-29.3%
Investments	**35.0**	47.9	-26.9%
Technical reserves	**188.5**	197.6	-4.6%
Shareholders' equity	**123.6**	115.4	7.1%
Non-life loss ratio(2)	**65.9%**	67.9%	
Non-life expense ratio(2)	**27.8%**	24.7%	
Non-life combined ratio(2)	**93.7%**	92.6%	
ROE	**8.1%**	9.0%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE QUAVITAE (1)

	3M 2009	3M 2008	% 09/08
Operating revenues	**33.3**	30.6	8.8%
EBIT	**0.9**	-0.1	---
Total financial income	**-0.6**	-0.7	-14.3%
Gross result(2)	**0.2**	-0.7	-128.6%
Net result	**-0.1**	-0.7	---
Financial debt	**39.9**	49.2	-18.9%
Shareholders' equity	**49.2**	48.1	2.3%
Residential centres	**20**	19	5.3%
Residential places	**3,273**	2,648	23.6%
Day-centres	**32**	27	18.5%
Day-centres places	**1,389**	1,109	25.2%
Teleassistance users	**22,846**	20,066	13.9%
Home assistance users	**14,839**	13,026	13.9%

1) MAPFRE QUAVITAE is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE S.A. controls the majority of its share capital
2) Before taxes and minority interests

Million Euros

MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- Financial supplement
- **Contacts**

Investor Relations Department

Luigi Lubelli	Finance Director	+34-91-581-6071
Jesús Amadori Carrillo	Head of Investor Relations	+34-91-581-2086
Alberto Fernández-Sanguino	Investor Relations	+34-91-581-2255
Antonio Triguero Sánchez	Investor Relations	+34-91-581-5211
Marisa Godino Alvarez	Assistant	+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores@mapfre.com

Disclaimer

MAPFRE

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

QUARTERLY INFORMATION
(INTERIM DECLARATION OR QUARTERLY FINANCIAL REPORT)

QUARTER: **First** YEAR: **2009**

END OF REPORTING PERIOD: **31/03/2009**

I. ISSUER IDENTIFICATION INFORMATION

Corporate name:	MAPFRE, S.A.

Legal address:	Paseo de Recoletos, 25. 28004 MADRID	**TAX ID** A-08055741

II. COMPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED REGULATORY FILINGS

Explanation of the main changes with respect to previously filed information: **(only to be completed for those conditions stipulated in section B) of the instructions)**

III. INTERIM DECLARATION

OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by the subsidiaries of the Company amounted to €4,733.5 million in the first three months of 2009, an 11.4% increase. Consolidated premiums totalled €4,501.9 million, a rise of 11.1%. Total operating revenues reached €5,512.7 million, including €100.6 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table:

	3M 2009	3M 2008	% 09/08
Companies operating mainly in Spain	**3,241.4**	**3,456.2**	**-6.2%**
- Gross written and accepted premiums	2,635.0	2,794.7	-5.7%
- Income from investments	485.4	492.6	-1.5%
- Other revenues	121.0	168.9	-28.4%
Companies operating mainly abroad	**2,361.1**	**1,680.3**	**40.5%**
- Gross written and accepted premiums	2,098.5	1,457.0	44.0%
- Income from investments	217.5	183.7	18.4%
- Other revenues	45.1	39.6	13.9%
Parent company	**198.1**	**107.3**	**84.6%**
TOTAL REVENUES	**5,800.6**	**5,243.9**	**10.6%**
Consolidation adjustments and other companies	-388.5	-264.8	46.7%
TOTAL CONSOLIDATED REVENUES	**5,412.1**	**4,979.1**	**8.7%**
Gross contributions to pension funds	100.6	104.7	-3.9%
TOTAL REVENUES FROM OPERATIONS	**5,512.7**	**5,083.8**	**8.4%**

Figures in million euros

In the first three months of 2009, both the total cumulative and total consolidated revenues exceeded the figures for the previous year, having grown 10.6% and 8.7%, respectively, as a consequence of the following factors:

- solid growth in Latin America;

- the integration of THE COMMERCE GROUP, UNION DUERO VIDA and DUERO PENSIONES;
- the impact on the Spanish Motor insurance segment of the decline in car sales, the intense competition and the greater weight of policies with simpler covers;
- the strong performance of the Homeowner and Health lines in Spain;
- the reduction in financial income in Spain, mainly as a result of the booking in the first quarter of 2008 of results arising from the reorganisation of the structure of the alliance with CAJA MADRID;
- the contraction of revenues in non-insurance subsidiaries and affiliates as a result of the economic crisis.

The following table shows the evolution of funds under management in Life assurance and Savings products:

	3M 2009	3M 2008	% 09/08
Life assurance technical reserves	17,075.1	16,702.2	2.2%
Pension funds	3,328.9	3,024.1	10.1%
Mutual funds and managed portfolios	2,258.0	3,632.0	-37.8%
TOTAL	**22,662.0**	**23,358.4**	**-3.0%**

Figures in million euros

The variation in funds under management during the first quarter of 2009 mainly reflects: the integration of UNION DUERO VIDA and DUERO PENSIONES; the good performance of new business volumes in personal pension plans; surrenders and maturities in Life assurance products and reimbursements of mutual funds; the variation in the market value of the assets under management; and the sustained growth of the business in Brazil.

Excluding the effect of the adjustments arising from the change in the market value of the assets backing Life assurance technical reserves, funds under management would have decreased 2.5%.

Spain

Direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €2,635.0 million, to which €100.6 million of new gross contributions to pension funds must be added, with the following breakdown by company:

	3M 2009	3M 2008	% 09/08
MAPFRE FAMILIAR[1]	1,576.4	1,591.8	-1.0%
MAPFRE EMPRESAS[1]	474.9	471.9	0.6%
NON-LIFE INSURANCE IN SPAIN	**2,051.3**	**2,063.7**	**-0.6%**
LIFE SAVINGS	453.9	602.3	-24.6%
Agents channel	260.1	272.2	-4.4%
Bank channel - CAJA MADRID	73.8	305.9	-75.9%
Bank channel - Other[2]	120.0	24.2	---
LIFE PROTECTION	129.8	128.7	0.9%
Agents channel	76.4	81.0	-5.7%
Bank channel - CAJA MADRID	33.7	33.3	1.2%
Bank channel - Other[2]	19.7	14.4	36.8%
LIFE ASSURANCE IN SPAIN[2]	**583.7**	**731.0**	**-20.2%**
TOTAL PREMIUMS	**2,635.0**	**2,794.7**	**-5.7%**
Gross contributions to pension funds	**100.6**	**104.7**	**-3.9%**

Figures in million euros

(1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS.

(2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES. In addition to these, figures for 3M 2009 also include UNION DUERO VIDA, consolidated from 1.7.2008. MAPFRE VIDA's branch in Portugal is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL).

The variation in premiums at MAPFRE FAMILIAR reflects:

- the decline of 11.1% in Motor insurance, as a result of the significant reduction in the sale of vehicles, the alignment of tariffs with risk profiles, in an environment characterised by aggressive competition, and the greater weight of policies with simpler covers. At the end of the period, MAPFRE insured 5,949,000 vehicles in Spain;
- the 3.3% growth of the Property line, which reflects notable sales of Homeowner insurance (+7.7%);
- the 6.9% rise in Health, Accident and Burial, thanks to the growth of Health insurance (+9.9%).

The increase in premiums at MAPFRE EMPRESAS continues reflecting the good performance of Global Risks and the increase in tariffs in the Credit line, which have mitigated the deceleration of the Industrial Risks line caused by the slowdown in demand from the construction sector in Spain.

The evolution of Life assurance premiums reflects:

- lower volumes from Life – Savings products, due to the timing differences in the execution of CAJA MADRID's sales campaigns;
- a larger issuance of PPAs (Assured Pension Plans);
- the lower volume of large corporate operations (€50.4 million versus €73.7 million in 3M 2008);
- the good performance of Life – Protection premiums in the bancassurance channel, which have grown 11.9%;
- the integration of UNION DUERO VIDA.

The following table shows the breakdown by company of premiums written through the agents' and bank channels:

	AGENTS AND OTHER			BANK CHANNEL			TOTAL		
	3M 2009	3M 2008	**Var. %**	**3M 2009**	3M 2008	**Var. %**	**3M 2009**	3M 2008	**Var. %**
LIFE[1]	286.1	279.5	2.4%	247.2	377.8	-34.6%	533.3	657.3	-18.9%
MAPFRE FAMILIAR[2]	1,507.7	1,517.0	-0.6%	68.7	74.8	-8.2%	1,576.4	1,591.8	-1.0%
MAPFRE EMPRESAS[2]	469.6	465.4	0.9%	5.3	6.5	-18.5%	474.9	471.9	0.6%
NON-LIFE	1,977.3	1,982.4	-0.3%	74.0	81.3	-9.0%	2,051.3	2,063.7	-0.6%
LIFE[1]									
MAPFRE VIDA - Large corporate operations							50.4	73.7	-31.6%
TOTAL[1]	2,263.4	2,261.9	0.1%	321.2	459.1	-30.0%	2,635.0	2,794.7	-5.7%

Figures in million euros

(1) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES. In addition to these, figures for 3M 2009 also include UNIÓN DUERO VIDA, consolidated from 1.7.2008. MAPFRE VIDA's branch in Portugal is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL).

(2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS.

Other revenues from companies that operate primarily in Spain reached €121.0 million, a decrease of 28.4% over the previous year. Their breakdown by company is shown in the following table:

	3M 2009	3M 2008	% 09/08
MAPFRE INVERSIÓN and subsidiaries	21.5	26.1	-17.6%
MAPFRE INMUEBLES	3.0	12.0	-75.0%
MAPFRE QUAVITAE	33.3	30.6	8.8%
Other entities	63.2	100.2	-36.9%
TOTAL	**121.0**	**168.9**	**-28.4%**

Figures in million euros

The subsidiaries that operate in stockbroking, as well as mutual and pension fund management, which are grouped under MAPFRE INVERSIÓN, obtained revenues of €21.5 million, a 17.6% decrease over the first three months of 2008. The volume of assets in mutual funds and managed portfolios stood at €2,258.0 million, equivalent to a 37.8% decrease; at the end of the first quarter 2009 the assets managed in pension funds reached €1,435.0 million, an 8.8% decrease.

The increase in "Other entities" reflects primarily the growth in the business volume of the subsidiaries of MAPFRE FAMILIAR.

International

Premiums written and accepted by the companies whose activity is primarily international evolved as follows:

	3M 2009	3M 2008	% 09/08
Life	237.6	162.5	46.2%
LATIN AMERICA	229.2	153.2	49.6%
OTHER COUNTRIES(1)	8.4	9.3	-9.7%
Non-life	1,242.6	770.6	61.3%
LATIN AMERICA	774.3	644.5	20.1%
OTHER COUNTRIES(1)	468.3	126.1	---
DIRECT INSURANCE	**1,480.2**	**933.1**	**58.6%**
ACCEPTED REINSURANCE	519.7	438.6	18.5%
ASSISTANCE	98.6	85.3	15.6%
TOTAL CUMULATIVE PREMIUMS	**2,098.5**	**1,457.0**	**44.0%**

Figures in million euros

(1) Includes THE COMMERCE GROUP (USA), MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the businesses in Portugal.

The strong premiums growth in Latin America reflects the excellent business performance in Argentina, Brazil, Colombia and Venezuela, especially in the Motor, Health and Life Assurance lines. The following table shows the breakdown of the growth rates of Direct Insurance premiums achieved in the various countries:

	PREMIUMS (LIFE AND NON-LIFE)			
COUNTRY	**3M 2009**	3M 2008	% 09/08	Local Currency % 09/08
BRAZIL(1)	**358.0**	327.4	9.3%	24.4%
VENEZUELA	**187.1**	91.3	104.9%	72.8%
ARGENTINA	**108.0**	84.8	27.4%	23.0%
MEXICO	**97.0**	90.1	7.7%	23.5%
PUERTO RICO	**68.2**	62.6	8.9%	-8.0%
OTHER COUNTRIES(2)	**185.2**	141.5	30.9%	---
MAPFRE AMÉRICA	**1,003.5**	797.7	25.8%	---

Figures in million euros

(1) Figures for Brazil for 3M 2009 include premiums from MAPFRE NOSSA CAIXA of €55.2 million (€39 million in 3M 2008).

(2) Includes Chile, Colombia, the Dominican Republic, Ecuador, El Salvador, Paraguay, Peru and Uruguay.

The INTERNATIONAL OPERATING UNIT obtained a total premiums volume of €476.7 million, with a notable increase due to the integration of the US insurance group THE

COMMERCE GROUP. The breakdown of the growth rates of Direct Insurance premiums achieved in the various countries are shown in the following table.

	PREMIUMS (LIFE AND NON-LIFE)			
				Local currency
COUNTRY	**3M 2009**	3M 2008	% 09/08	% 09/08
USA[1]	**353.5**	3.9	---	---
TURKEY	**58.9**	69.2	-14.9%	-1.5%
PORTUGAL	**56.0**	54.7	2.4%	2.4%
PHILIPPINES	**8.3**	7.6	9.2%	9.2%
INTERNATIONAL OPERATING UNIT	**476.7**	135.4	252.0%	

Figures in million euros

(1) Includes THE COMMERCE GROUP and MAPFRE USA. Does not include Puerto Rico.

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €519.7 million (€438.6 million in the first three months of 2008). The 18.5% increase reflects the success of the latest renewal campaigns and the winning of new non-Group business, as well as the increase in cessions from the Group, especially from MAPFRE INTERNACIONAL. Net written premiums amounted to €338.0 million, which represent a retention rate of 65% (66.5% in the first three months of 2008).

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached €131.3 million, a 13.0% increase over the same period in the previous year. Of these, €98.6 million corresponded to written and accepted premiums, with a 15.6% rise, and €32.7 million to revenues from services, a 5.8% increase.

MANAGEMENT RATIOS

In Non-life lines, the consolidated combined ratio was 94.2%. The increase in the ratio reflects: the larger acquisition costs at MAPFRE EMPRESAS, partially mitigated by the reduction in the cost ratio at MAPFRE AMERICA; the impact of storms in Europe on the loss experience at MAPFRE RE; and the integration of THE COMMERCE GROUP (excluding this, the combined ratio would have been 93.4%). The development of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
COMPANY	3M 2009	3M 2008	3M 2009	3M 2008	3M 2009	3M 2008
MAPFRE S.A. consolidated	**23.7%**	23.0%	**70.5%**	69.5%	**94.2%**	92.5%
Companies operating primarily in Spain						
MAPFRE FAMILIAR(4)	**18.4%**	17.5%	**71.1%**	72.9%	**89.5%**	90.4%
MAPFRE EMPRESAS(5)	**21.2%**	16.4%	**63.9%**	64.9%	**85.1%**	81.3%
TOTAL NON-LIFE SPAIN	**18.8%**	17.4%	**70.0%**	71.7%	**88.8%**	89.1%
LIFE ASSURANCE OP. UNIT(6)	**0.97%**	0.90%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**32.0%**	35.9%	**69.4%**	66.6%	**101.4%**	102.5%
INTERNATIONAL OP. UNIT	**23.8%**	17.8%	**75.7%**	78.4%	**99.5%**	96.2%
INT'L. DIRECT INSURANCE DIVISION	**28.7%**	33.6%	**71.9%**	68.1%	**100.6%**	101.7%
MAPFRE RE	**25.9%**	29.0%	**69.0%**	62.2%	**94.9%**	91.2%
MAPFRE ASISTENCIA	**27.8%**	24.7%	**65.9%**	67.9%	**93.7%**	92.6%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business.

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(4) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS.

(5) Given their importance, the net revenues from the risk classification activities of the credit and surety business are added to the numerator of the expense ratio.

(6) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA.

RESULTS

The net result attributable to the parent company (after minority interests) reached €287.0 million, a 0.2% increase.

The following table shows the sources and breakdown of results:

	3M 2009	3M 2008	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,656.5	3,137.1	16.6%
Premiums earned, net of ceded and retroceded reinsurance	2,540.8	2,046.8	24.1%
Net claims incurred and variation in other technical provisions	-1,791.7	-1,422.1	26.0%
Operating expenses, net of reinsurance	-585.2	-453.4	29.1%
Other technical income and expenses	-15.7	-17.4	-9.8%
Technical Result	**148.2**	**153.9**	**-3.7%**
Net fin'l. income and other non-technical income and expenses	185.6	183.6	1.1%
Result of Non-life business	**333.8**	**337.5**	**-1.1%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	845.4	915.3	-7.6%
Premiums earned, net of ceded and retroceded reinsurance	751.1	846.6	-11.3%
Net claims incurred and variation in other technical reserves	-761.0	-898.2	-15.3%
Operating expenses, net of reinsurance	-114.8	-107.1	7.2%
Other technical income and expenses	-1.2	-1.1	9.1%
Technical Result	**-125.9**	**-159.8**	**-21.2%**
Net fin'l income and other non-technical income and expenses	215.8	264.0	-18.3%
Unrealised gains and losses in Unit-Linked products	-5.8	-9.2	-37.0%
Result of Life business	**84.1**	**95.0**	**-11.5%**
OTHER BUSINESS ACTIVITIES			
Operating revenues	117.4	147.0	-20.1%
Operating expenses	-116.1	-131.6	-11.8%
Other revenues and expenses	19.7	57.0	---
Results from other business activities	**21.0**	**72.4**	**-71.0%**
Result before tax and minority interests	**438.9**	**504.9**	**-13.1%**
Taxes	-125.4	-122.4	2.5%
Result after tax	**313.5**	**382.5**	**-18.0%**
Result after tax from discontinued operations	-0.6	1.3	-146.2%
Result for the year	**312.9**	**383.8**	**-18.5%**
Result attributable to minority shareholders	-25.9	-97.5	-73.4%
Result attributable to the controlling Company	**287.0**	**286.3**	**0.2%**

Figures in million Euros

It should be noted that the results for the first quarter of 2008 included net capital gains of €71.9 million euros[1] arising from the reorganisation of the structure of the alliance with CAJA MADRID, while the 3M09 figures include €37.7 million euros[1] of capital gains from the partial buyback of subordinated debt. Excluding these extraordinary gains, the net attributable result would have grown 16.3% over the same period of 2008.

[1] After taxes and minority interests

The contribution of the main Units and Companies to the consolidated results is shown in the following table:

	Net Result	Minority interests	**Contribution to consolidated result 3M 2009**	Contribution to consolidated result 3M 2008
INSURANCE ACTIVITIES				
LIFE ASSURANCE OP. UNIT[(1)]	35.4		**35.4**	36.0
MAPFRE FAMILIAR[(2)]	131.1		**131.1**	103.9
MAPFRE EMPRESAS[(2)]	33.8		**33.8**	20.5
OTHER ACTIVITIES				
MAPFRE INMUEBLES	-3.9		**-3.9**	1.0
MAPFRE QUAVITAE	-0.1	0.0	**-0.1**	-0.4
BANCO DE S.F. CAJA MADRID - MAPFRE			**-4.6**	2.0
Other companies and consolidation adjustments				1.7
COMPANIES OPERATING MAINLY IN SPAIN			**191.7**	164.7
MAPFRE AMERICA	28.9	-3.2	**25.7**	17.2
MAPFRE RE	29.0	-2.5	**26.5**	23.0
MAPFRE ASISTENCIA	2.9		**2.9**	4.1
INTERNATIONAL OP. UNIT[(3)]	20.7	-2.5	**18.2**	16.9
COMPANIES OPERATING MAINLY ABROAD			**73.3**	61.2
Other companies and consolidation adjustments			**22.0**	60.4
MAPFRE S.A.			**287.0**	286.3

Figures in million euros

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES.

2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the business is included in MAPFRE EMPRESAS.

3) Includes THE COMMERCE GROUP (USA), MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the businesses in Portugal.

BALANCE SHEET

The following table shows the consolidated balance sheet:

	31.3.09	31.12.08	31.3.08	Change YoY
ASSETS				
Goodwill	1,648.9	1,601.3	1,019.2	61.8%
Fixed assets	373.7	373.7	375.6	-0.5%
Cash & equivalents	1,894.6	1,415.1	1,228.1	54.3%
Investments & real estate	29,182.9	29,732.8	27,489.7	6.2%
Participation by reinsurance in technical	2,682.2	2,565.8	2,394.9	12.0%
Other assets	7,247.4	6,000.7	5,864.0	23.6%
TOTAL ASSETS	**43,029.7**	**41,689.4**	**38,371.5**	**12.1%**
LIABILITIES				
Shareholders' Equity	4,966.3	4,902.2	4,003.5	24.0%
Minority interests	849.0	814.2	1,093.6	-22.4%
Financial & subordinated debt	3,170.8	3,044.5	1,641.3	93.2%
Technical reserves	29,678.2	28,857.2	27,544.3	7.7%
- Life assurance reserves	16,723.4	16,677.6	16,391.5	2.0%
- Other technical reserves	12,954.8	12,179.6	11,152.8	16.2%
Reserves for risks and expenses	347.9	316.5	270.3	28.7%
Other liabilities	4,017.5	3,754.8	3,818.5	5.2%
TOTAL LIABILITIES	**43,029.7**	**41,689.4**	**38,371.5**	**12.1%**

Figures in million euros

Total assets under Management, including Mutual and Pension funds, amounted to €48,616.6 million (€45,027.6 million at the end of the first quarter of the previous year), an 8.0% increase.

SHAREHOLDERS' EQUITY AND RETURNS

The net consolidated equity stood at €5,815.3 million, compared to €5,097.1 million as at 31.3.2008. Of said amount, €849.0 million corresponded to minority interests in subsidiaries. Consolidated equity per share amounted to €1.81 at the end of the first three months of 2009 (€1.76 as at 31.3.2008).

The variation in net equity during the year is shown in the following table:

	3M09	3M08
BALANCE AS AT PRIOR YEAR END	**5,716.4**	**5,614.4**
Additions and deductions accounted for directly in equity		
Investments available for sale	-74.9	-165.2
Translation adjustments	125.9	-86.3
Shadow accounting	0.0	13.0
TOTAL	51.0	-238.5
Result for the period	312.9	383.8
Distribution of previous year's result	-219.6	-187.4
Interim dividend for the year	0.0	0.0
Other items	-45.4	-475.3
BALANCE AS AT PERIOD END	**5,815.3**	**5,097.1**

Figures in million euros

Net equity shows a rise of €98.9 million, which reflects:

- a smaller decrease in the market value of the investment portfolio due to price volatility;
- positive translation adjustments, due mainly to the appreciation of the US Dollar and various Latin American currencies;
- the result for the quarter;
- the gross dividend of €0.08 per share, approved by the AGM on 7th March

It should be noted that most of the final dividend (as highlighted elsewhere in this report) has been reinvested in new shares on 14th April 2009. Including the effect of said reinvestment, the increase in equity amounts to €266.1 million.

EVENTS OCCURRED AFTER THE CLOSE

FINAL DIVIDEND

On 2nd April the final dividend against 2008 results, amounting to €0.08 gross per share, was paid, representing an increase of 14.3% versus the previous year. The Board of Directors of MAPFRE S.A. agreed to offer shareholders the possibility to reinvest said final dividend in newly issued shares of the Company, subject to the following terms:

- Shareholders could freely choose between reinvesting the dividend or receiving it in cash;
- Any MAPFRE shareholder who held at least 22 shares or rights was eligible to elect the scrip dividend, during the subscription period of the pre-emptive rights, which began on 18th March and finalised on 1st April, the day prior to the dividend payment date;
- The issue price was established at €1.41 per share

The level of acceptance reached 95%, with 118,578,068 new shares subscribed for, amounting to €167.2 million, which began trading on 30th April 2009.

REDUCTION OF DEBT LEVELS

€550 million of the bridge loan, used to acquire THE COMMERCE GROUP, have been repaid. For this purpose MAPFRE has drawn on €82 million of internally generated cash, €300 million of the syndicated revolving facility due in 2014 and €168 million from new bilateral credit lines, with maturities up to 2012. The remaining €450 million will be repaid at the due date, using cash flow generated during the year and available excess cash.

A partial buyback of subordinated debt, for a nominal amount of €98.6 million, has been carried out.

As a result of these operations, the Group has reduced its debt by €628.2 million since the acquisition of THE COMMERCE GROUP (€255.7 million versus year-end 2008).

HUMAN RESOURCES

The number of employees at the end of the first three months of the year and its breakdown by nature of business is shown in the following table:

	3M 2009	3M 2008	Var.
Insurance companies	24,496	21,527	13.8%
Other businesses	9,987	9,240	8.1%
TOTAL	34,483	30,767	12.1%

At the end of the first three months of 2009, there were 16,705 employees in Spain and 17,778 abroad (16,400 and 14,367, respectively, as at 31.3.2008).